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                             August 21, 2020

       Alan Hirzel
       Chief Executive Officer
       Abcam plc
       Discovery Drive
       Cambridge Biomedical Campus
       Cambridge, CB2 0AX
       United Kingdom

                                                        Re: Abcam plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 23,
2020
                                                            CIK No. 0001492074

       Dear Mr. Hirzel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. Please tell us whether you commissioned any of the market and industry data presented in the prospectus and, if
so, file a consent for the use of such data. Also, revise your disclosure to cite
specific support for the statistical data referenced in this section and throughout the
prospectus, including for statements currently referenced as having support
                                                        from    industry data
 or    industry sources.
 Alan Hirzel
FirstName
Abcam plc LastNameAlan Hirzel
Comapany
August 21, NameAbcam
           2020        plc
August
Page 2 21, 2020 Page 2
FirstName LastName
2.       Please disclose the basis for the following statement from page 3:
For example,
         our award winning knockout CRISPR gene editing program is one of the most accepted and trusted validation processes for antibody specificity and is the largest of its kind in the
         industry.    In particular, please provide support for the "award
winning and "largest of its
         kind" claims.

Our Competitive Strengths, page 5

3. Please revise to provide a clear definition of what constitutes a session on your website.
         Disclose, as applicable, whether estimates or assumptions underlie the metric or its calculation. Clarify how this metric is useful to investors and how management uses it.
         For instance, please discuss, as applicable, whether/how the monthly volume of sessions impacted your sales during the 12-month period you reference. Also tell us whether you have historical data beyond 12 months and, if so, whether this data shows the same or different trends.
4. Please briefly explain the significance of "appearing first" in a web search and identify the competitor that you reference. Tell us whether you engage in paid advertisements or other activities that might result in your products appearing earlier in a search. Also tell us, if known, whether your sales for these 10,000 products is correspondingly greater than the referenced competitor.
5. With reference to your disclosure on page 28, please revise the Summary to explain briefly why growth in citations reflects influence within the research community.
Risk Factors, page 7

6. With reference to your disclosures on pages 19 and 71, please revise your disclosure in the first bullet point on page 7, or elsewhere in the Summary, as applicable, to clarify that COVID-19 has adversely impacted your business operations and results. Briefly discuss the impact(s).
Summary of Consolidated Financial and Other Data
Non IFRS Financial Measures, page 12

7. You present free cash flow as a measure of your operating performance. Given that "free cash flow" is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing this non-IFRS measure as a performance measure. Also, the use of the words "cash flow" in the measure's title is confusingly similar to the IFRS financial measures included in the Statements of Cash
         Flows. Further, we note your definition of this measure as starting with IFRS cash flow provided by operating activities. If you maintain that free cash flow is an operating performance measure in addition to a liquidity measure, then please explainwhy this measure is useful to investors as an operating performance measure in accordance with
         Item 10(e)(1)(i)(c) of Regulation S-K. Please also provide a reconciliation from net
 Alan Hirzel
Abcam plc
August 21, 2020
Page 3
         income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.
Risk Factors
Risks Relating to our Business and Industry, page 23

8. Please reconcile your disclosure on page 102 that 44% of your FY2019 revenue came from the United States and your disclosure on page 29 that 62% of your FY2019 came from outside the United States.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Impact of COVID-19 Pandemic, page 71

9. We note that on page F-42 you indicate that the consolidated group drew on a revolving credit facility to ensure adequate available funds through the COVID-19 disruption.
         Please revise to disclose this drawdown and discuss any other funding sources sought as a result of COVID-19.
Application of Significant Accounting Policies
Impairment of Our ERP System, page 80

10. We note your disclosure that as a result of a review that was undertaken of historical expenditure incurred to date as part of the impairment review of assets under construction, two impairment indicators were identified which resulted in the recognition of an
         impairment of   12.8 million related to the ERP system. Given the
application and
         identification of amounts in connection with the impairment of your ERP system is considered a critical accounting estimate, please expand your disclosures to highlight some of the significant assumptions that were used along with the uncertainties involved in applying any of the principles. Please ensure your disclosures highlight how these items may have different effects on financial results, including why these items are subject to change and their sensitivity to change. Finally please tell us your consideration of including the disclosure requirements in paragraph 130 (e) through (g) of IAS 36.
Quantitative and Qualitative Disclosure about Market Risk, page 82

11. On page 82 you disclose that you are exposed to a variety of risks, including interest rate risk, which you discuss in this section of the document. Please revise to include this discussion or advise.
Our  MarketLastNameAlan
FirstName    Opportunities, Hirzel
                               page 94
Comapany
12.         NameAbcam
       For figure 4, pleaseplcexplain how this graph showing worldwide total pharmaceutical R&D
Augustspend   relates
        21, 2020 Pageto 3your specific statements about the increasing market for biological drugs.
FirstName LastName
 Alan Hirzel
FirstName
Abcam plc LastNameAlan Hirzel
Comapany
August 21, NameAbcam
           2020        plc
August
Page 4 21, 2020 Page 4
FirstName LastName
Customers, page 102

13.      Please revise to discuss how the "transactional Net Promoter Score
(tNPS)" measures
         satisfaction. Also clarify whether this is a proprietary metric and, if so, how it is calculated. Also, revise to place your 56.2% score into context. Intellectual Property, page 103

14. Please revise to disclose the material terms of your license agreements with MIT and
         Spring Bio. Also, file these licenses as exhibits or advise. Principal Shareholders, page 123

15. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Durable Capital Partners and Harding
         Loevner LLC.
Related Party Transactions, page 125

16. Please include a brief description of the organizational structure of your group and your position within the group. Refer to Item 4(C) of Form 20-F. Description of Share Capital and Articles of Association, page 126

17. Please revise to provide all information required by Item 10(A) of Form 20-F or advise.
Differences in Corporate Law, page 138

18. We note that you refer shareholders to applicable Delaware and English law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
3. Principal Accounting Policies
Intangible Assets, page F-11

19. Please further expand your policy to disclose when you typically begin amortization of intangible assets under construction for software and internally developed technology . In that regard, your disclosures should highlight when you typically view such assets to be in the location and condition necessary for them to be capable of operating in the manner intended by management consistent with paragraph 97 of IAS 38.
Revenue Recognition, page F-11

20. For each of the Catalogue, Custom Products and Services, IVD and Royalties and License
         Revenue streams, expand your disclosures consistent with the requirements in IFRS
         15 and considering the appropriate level of detail based on materiality to provide company-specific information for:
 Alan Hirzel
Abcam plc
August 21, 2020
Page 5
                The nature of the goods and services that you have promised to transfer. See paragraph 119 of IFRS 15
                The performance obligation(s) you have determined from your contracts with customers. For each performance obligation highlight whether you have bundled any goods or services that are not considered distinct pursuant to paragraphs 26 through
              30 of IFRS 15;
                Your typical payment terms for your performance obligations. See paragraph 119 of
              IFRS 15;
                The timing of when you recognize revenue (i.e., point in time or over time). To the extent you are recognizing revenue over time, please provide an explanation of the type of method used to recognize revenue and why such a method was chosen. See paragraph 124 of IFRS 15;
                Provide disclosures for each type of variable consideration included in the transaction price and the significant judgments used. See paragraph 126 of IFRS 15; and
                If material, the amount of any contract assets and liabilities that result from your arrangement. See paragraph 116 through 118 of IFRS 15.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Ameen Hamady at (202) 551-3891 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joseph McCann at
(202) 551-
6262 with any other questions.



FirstName LastNameAlan Hirzel                                  Sincerely,
Comapany NameAbcam plc
                                                               Division of
Corporation Finance
August 21, 2020 Page 5                                         Office of Life
Sciences
FirstName LastName